FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2006

Commission File Number 000-50544

LIPMAN ELECTRONIC ENGINEERING LTD.

(Translation of registrant's name into English)

11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's ‘‘home country’’), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 10, 2006, Lipman Electronic Engineering Ltd. (the ‘‘Registrant’’) made a filing with the Israeli Securities Authority (‘‘ISA’’) relating to its proposed merger with a wholly-owned subsidiary of VeriFone Holdings, Inc. (‘‘VeriFone’’). The filing contains (i) a letter to the ISA and The Tel-Aviv Stock Exchange giving notice of the special general meeting of the Registrant's shareholders to be held on September 14, 2006 (the ‘‘Special Meeting’’), a translated copy of which is annexed hereto as Exhibit 1 and incorporated herein by reference; (ii) a translation into Hebrew of the ‘‘Questions and Answers’’ portion of VeriFone's Registration Statement on Form S-4 (File No. 333-134928), as amended, of which the Registrant's proxy statement with respect to the Special Meeting forms a part (the ‘‘Proxy Statement’’); (iii) a written ballot prepared in accordance with the provisions of the Israeli Companies Law, a translated copy of which is annexed hereto as Exhibit 2 and incorporated herein by reference; and (iv) the Proxy Statement.

On August 11, 2006, the Registrant published a notice in the Israeli newspapers Ha'aretz and Hazofeh regarding the Special Meeting, a translated copy of which is annexed hereto as Exhibit 3 and incorporated herein by reference.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statement on Form S-8 (File No. 333-112993), the Registrant's Registration Statement on Form S-8 (File No. 333-122374), the Registrant's Registration Statement on Form S-8 (File No. 333-126955), and the Registration Statement on Form S-4 (File No. 333-134928), as amended, of VeriFone Holdings, Inc. of which the Proxy Statement forms a part.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIPMAN ELECTRONIC ENGINEERING LTD. (Registrant)

By:	/s/ Hana Reller
Hana Reller Corporate Secretary

Dated: August 16, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Letter, dated August 10, 2006, to The Israeli Securities Authority and The Tel-Aviv Stock Exchange Ltd. regarding Notice of Special General Meeting of Shareholders (English translation).
2.	Written Ballot pursuant to the Companies Law, 1999 (English translation).
3.	Newspaper Notice of Special General Meeting of Shareholders (English translation).